UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 25, 2021

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In the Matter of

Zicix Corporation
14439 NW Military Hwy.
#108-188
San Antonio, Texas 78231

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11145

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        Zicix Corporation filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

        In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 25, 2021.

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara L. Ransom
Office Chief